UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1 to
ANNUAL REPORT
of
PROVINCE OF NEW BRUNSWICK
CANADA
(Name of Registrant)

Date of end of last fiscal year to which this report relates: March 31, 2020

SECURITIES REGISTERED *
(As of close of fiscal year)

Title of issue _____________________________ N/A	Amounts as to which registration is effective ______________________________ N/A	Names of exchanges on which registered _____________________________ N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

PHYLLIS YAFFE
Canadian Consulate General
1251 Avenue of the Americas
New York, NY 10020

Copies to:

DEANNA L. KIRKPATRICK Davis Polk 450 Lexington Avenue New York, NY 10017	PETER KIELEY Assistant Deputy Minister Treasury Management and Fiscal Policy Division Finance and Treasury Board Province of New Brunswick P.O. Box 6000 Fredericton, NB Canada E3B5H1

* The Registrant is filing this amendment to its annual report on a voluntary basis.

PROVINCE OF NEW BRUNSWICK

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2020 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit 99.9
2021-2022 Capital Estimates

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 15th day of December 2020.

PROVINCE OF NEW BRUNSWICK

By:	/s/ Peter Kieley
Name:	Peter Kieley
Title:	Assistant Deputy Minister

EXHIBIT INDEX

Exhibit 99.9
2021-2022 Capital Estimates